SO 3/13/03

03002464

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thor Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, Suite 601
(No. and Street)

New York, New York 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Kambolin (212) 973-0067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenker + Rosenblatt, LLC
(Name – *if individual, state last, first, middle name*)

411 Hackensack Ave. Hackensack, NJ 07601
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED FEB 27 2003 WASH. D.C. 165 SECTION PROCESSING

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Peter Kambolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schenkler + Rosenblatt, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO AND SUBSCRIBED BEFORE ME
THIS 25 DAY OF 02, 2003

NOTARY PUBLIC

Signature

Managing Director

Title

Notary Public

SARA J. FEUERSTEIN
Notary Public, State of New York
No. 01FE5019660
Qualified in Queens County
Commission Expires Oct. 25, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOR CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

SCHENKER & ROSENBLATT, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
411 HACKENSACK AVE.
HACKENSACK, NJ 07601-6328
INFO@SandRCPAS.COM (201) 525-1222 WWW.SandRCPAS.COM
FAX (201) 525-1004

INDEPENDENT AUDITORS' REPORT

To the Members of:
Thor Capital, LLC

We have audited the accompanying balance sheet of Thor Capital, LLC as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Capital, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule I, required by Rule 17a-5 of the Securities and Exchange Commission, on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenker & Rosenblatt, LLC.

Hackensack, NJ
January 29, 2003

Schenker & Rosenblatt, LLC
Certified Public Accountants

Thor Capital, LLC
Balance Sheet
December 31, 2002

Assets

Current assets:		
Cash	$	55,684
Due from clearing broker		160,306
Notes receivable - related parties		115,000
Amount due from employee		17,500
Total Current assets		348,490
Property and equipment:		
Furniture, fixtures and equipment		233,376
Accumulated depreciation		(105,579)
Total Property and equipment - net		127,797
Other assets:		
Web site development		60,175
Accumulated amortization		(50,146)
Total Other assets		10,029
Total Assets	$	486,316

Liabilities and Members' equity

Current liabilities:		
Accounts payable and accrued expenses	$	25,806
Capital lease obligations		6,526
Total Current liabilities		32,332
Long-term liabilities:		
Capital lease obligations		5,438
Members' equity		448,546
Total Liabilities and Members" equity	$	486,316

See accompanying notes to the financial statements

Thor Capital, LLC
Statement of Income
For the year ending December 31, 2002

Operating revenue:	
Commissions (net of clearing charges of $145,905)	$ 1,788,965
Realized gains on securities sales	4,318
Interest and dividends	3,959
Total Operating revenue	1,797,242
Operating expenses	
Marketing and conferences	456,303
Research	342,835
Professional fees	332,512
Staffing, employee compensation and benefits	143,895
Commissions	110,986
Occupancy and equipment rental	107,086
Communications and market data	65,031
Travel	48,589
Office	44,842
Depreciation	34,876
Amortization	20,058
Other	12,906
Interest	6,074
Meals and entertainment	1,654
Total Operating expenses	1,727,647
Net income (loss)	$ 69,595

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Changes In Members' Equity
For the year ending December 31, 2002

Members' equity @ January 1, 2002	$	263,251
Net income		69,595
Members' capital contributions		406,530
Members' capital distributions		(290,830)
Members' equity @ December 31, 2002	$	448,546

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Cash Flows
For the year ending December 31, 2002

Cash flows from operating activites:	
Net income (loss)	$69,595
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	54,934
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	(60,410)
Due from employee	(16,513)
Increase (decrease) in:	
Accrued expenses and other liabilities	(527)
Net cash provided (used) by operating activities	47,079
Cash flows from investing activities:	
Purchases of equipment and furniture and fixtures	(51,000)
Payments on notes receivable - related parties	(115,000)
Net cash provided (used) by investing activities	(166,000)
Cash flows from financing activities:	
Principal repayments of capital lease obligations	(2,472)
Members' contributions	406,530
Members' distributions	(290,830)
Net cash provided (used) by financing activities	113,228
Net increase (decrease) in cash	(5,693)
Cash, beginning	61,377
Cash, ending	$55,684

Supplemental Cash Flow Information

Cash paid for: Interest	$6,074

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

The Company is a limited liability company which was organized in the state Delaware on June 18, 1998. The Company acts as an introducing broker to engage in equity securities transactions for its customers. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. on February 11, 1999.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission revenues and expenses are generally recorded on a settlement-date basis.

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Website development costs are amortized using the straight-line method over a three year period.

No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is however, responsible for city unincorporated business tax and provision has been made for such.

The carrying amounts of cash, current assets and current liabilities are a reasonable estimate of fair value.

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the customers' securities transactions are provided by one clearing broker pursuant to a clearance agreement.
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2002, these accounts were fully collateralized by securities owned by the customers.
At December 31, 2002, the receivable from clearing broker represents cash maintained at the clearing broker and fees receivable from the clearing broker.

NOTE 4– CAPITAL LEASE OBLIGATIONS

The Company has entered into lease for office equipment. The lease is classified as capital and accordingly, assets have been capitalized and have the following book value at December 31, 2002:

Capitalized cost – equipment	$19,378
Accumulated depreciation	(13,242)
Net book value	$6,136

The following is a schedule of the minimum payments required under the leases together with their present value at December 31, 2002:

2003	$ 6,526
2004	5,438
Total minimum lease payments	$11,964

Interest expense under capital lease obligations for the year ended December 31, 2002 was $4,598.

Based on current borrowing rates, the fair value of the capital lease obligations approximates their carrying amounts.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $178,220 which was $78,220 in excess of its required net capital of $100,000.

NOTE 6 – LEASE

The Company has a sublease agreement for office space expiring on July 15, 2004. Minimum future lease payments are as follows:

2003	$ 80,656
2004	40,328
	$120,984

Rent expense for the year ended December 31, 2002 amounted to $88,164.

NOTE 7 – RELATED PARTY TRANSACTIONS

In September 2002 the Company loaned $50,000 (note receivable) to Thor Asset Management, Inc., and in December 2002 loaned $65,000 (note receivable) to Thor United Corp. Both notes bear interest at a rate of 10% per annum, are unsecured and are due within one year of issuance. Both entities are related to the Company by virtue of common management. .

Thor United Corp. performs quantitative and industry research for the Company. The Company has paid $348,835 to Thor United Corp. during 2002 for this service.

Fifth Avenue Research & Advisory Group, Inc. (Fifth Avenue) performs certain administrative, back office, paralegal, computer, staffing and other supporting services. This entity is also related to the Company by virtue of common management. Fifth Avenue was paid $308,400 in 2002 for providing such services to the Company.

In addition, the Company along with Thor United Corp. have sponsored various conferences throughout the year as a way to promote its corporate image and obtain exposure to perspective institutional clients and high net worth individuals worldwide. The Company paid $416,360 for conferences and marketing activities during 2002.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedure. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

SUPPLEMENTARY INFORMATION

Thor Capital, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2002

Members' equity	$	448,546
Non-allowable assets		270,326
Net capital		178,220
Minimum capital requirements of the greater of 6.23% aggregate indebtedness of $37,770 or $100,000		100,000
Excess net capital	$	78,220
Ratio of aggregate indebtedness to net capital		.21 to 1
Aggregate Indebtedness		
Accrued expenses, other liabilities and capital lease obligations		37,770
Total aggregate indebtedness	$	37,770

Reconcilialion of net capital:

Net capital as reported in company's unaudited part IIA of the Focus Report	$	181,809
Audit adjustments relating to:		
Increase in accrued expenses		(1,700)
Increase in capital lease obligations		(1,889)
Net capital per report pursuant to Rule 17a-5 (d)	$	178,220

See the accompanying notes to the financial statements

THOR CAPITAL, LLC
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

DECEMBER 31, 2002

SCHENKER & ROSENBLATT, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
411 HACKENSACK AVE.
HACKENSACK, NJ 07601-6328

INFO@SandRCPAS.COM (201) 525-1222 WWW.SandRCPAS.COM
FAX (201) 525-1004

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of:
Thor Capital, LLC

We have audited the financial statements of Thor Capital, LLC for the year ended December 31, 2002 and have issued our report thereon dated January 29, 2003. As part of our audit, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13 or in complying with the requirements for prompt payments for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. During the year ended December 31, 2002, the Company was in compliance with the conditions of its exemption from Rule 15c3-3 and no facts came to our attention to indicate such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the structure. Accordingly, we do not express an opinion on the internal control structure of Thor Capital, LLC taken as a whole. However, our study and evaluation disclosed no condition we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Schenker & Rosenblatt, LLC.

Hackensack, New Jersey
January 30, 2003

Schenker & Rosenblatt, LLC
Certified Public Accountants